

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2020

Michael T. Speetzen
Finance and Chief Financial Officer
Polaris Inc.
2100 Highway 55
Medina, Minnesota 55340

> **Re: Polaris Inc.**
> **Form 10-K for the Year Ended December 31, 2019**
> **Filed February 14, 2020**
> **File No. 001-11411**

Dear Mr. Speetzen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing